SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary Annual Report – March 2021 to March 2022 Statutory Audit and Risk Committee of Eletrobras companies

1.	Legal Basis:
•	Article 31-E of CVM Normative Instruction No. 308, dated March 14, 1999
•	Article 9, sole paragraph of Normative Instruction No. 481, dated December 17, 2009
•	Sub-item xli of item 5.1 of the Bylaws of the Statutory Audit and Risk Committee (RICAE)
2.	Scope and Validity:
•	works developed by the Statutory Audit and Risk Committee (CAE), in a unified manner and by advising the Boards of Directors (CAs) of Eletrobras and its controlled companies, within the time span from March 19, 2021 to March 18, 2022, equivalent to the cycle of follow-up, monitoring, and review of the quarterly and annual financial statements of Eletrobras, either in individual and consolidated form, relative to the accounting year ended December 31, 2021.
3.	Main Areas Covered:
•	Internal controls and Compliance with US laws (Sarbanes-Oxley);
•	Information Security, Risk Management, Compliance/Integrity, and Ethics;
•	Ombudsman’s Office and Whistleblowing Channel;
•	Internal Audit;
•	Transactions with related parties;
•	Corporate and financial operations;
•	Process of preparation of financial statements;
•	Independent Audit; and
•	Health and Supplementary Pension Plan (CGPAR Resolutions).
4.	Current Composition
•	5 (five) members, all independent, being: 3 (three) directors and 2 (two) external members – item 2.1 of RICAE.

CAE Composition – March/2021 to March/2022

Name	Position	From March 19, 2021 to March 18, 2022
Jerônimo Antunes	Independent Director and Coordinator of CAE	Took office on May 17, 2021
Felipe Villela Dias	Independent Director and Alternate Coordinator	✔
Daniel Alves Ferreira	Independent Director	✔
Luiz Carlos Nannini	External Independent Member	✔
Luís Henrique Bassi Almeida	External Independent Member	✔
Mauro Rodrigues da Cunha	Independent Director and ex-Coordinator of CAE	Resigned on March 24, 2021

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Summary Annual Report – March 2021 to March 2022 Statutory Audit and Risk Committee of Eletrobras companies

•	All CAE’s members meet the independence criteria established in Article 22, Paragraph 1, of Law 13303, dated June 30, 2016, and in Article 31-C, Paragraph 2, of CVM Instruction No. 308, dated May 14, 1999, as amended by CVM Instruction No. 509, dated November 16, 2011, as well as the independence criteria required by the Brazilian Institute of Corporate Governance – IBGC, and by US laws, as applicable to Eletrobras.
5.	Bylaws
•	Available at: https://eletrobras.com/pt/Paginas/Estatuto-Politicas-e-Manuais.aspx
6.	Work Plan
•	Annually, the CAE submits its work plan for the accounting year to the Eletrobras’ CA, covering its unified performance before the holding company and its controlled companies.
7.	Communication of CAE with the Holding’s CAs and that of controlled companies
•	The Committee’s productive and proactive performance allowed greater security and dependability to the CAs’ decision-making process of Eletrobras Companies.
•	The Committee reported monthly at the Board of Directors’ meetings of the holding on the topics addressed at its meetings.
•	CAE has met biannually with boards and departments of the controlled companies to thoroughly examine topics that are relevant to each of such bodies.
8.	Structure of Governance Office
•	Eletrobras has been constantly improving its corporate governance system and the compliance of its documents with the legal, regulatory and voluntary settings, as a result of the senior management’s commitment to an ethical and transparent culture.
•	The structure of support to CA, CAE, and the other above-mentioned statutory advisory committees currently relies on the Governance Secretary Bruno Klapper Lopes – lawyer; the Advisor to the Board of Directors Fernando Khoury Francisco Junior – lawyer; in addition to one administrator and one executive secretary.
•	The Governance Secretary and the Advisor to the Board are in charge of technically and legally assisting CAE, which includes the liaison with the General Offices of Eletrobras Companies.
9.	Meetings
•	From March 19, 2021 to March 18, 2022, CAE held 73 (seventy-three) meetings, which accounts for about 6.1 meetings per month, and 261 total meeting hours (not counting meetings in the electronic resolution circuit).

•	The Committee held 2 (two) institutional meetings with the Eletrobras companies, with the presence of the respective members of CAs, Fiscal Boards, and Departments of each company.

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Summary Annual Report – March 2021 to March 2022 Statutory Audit and Risk Committee of Eletrobras companies

9.1 Recurrence of Subjects in Meetings – March/2021 to March/2022

•	The 10 (ten) items with the highest recurrence over the period were:

Top 10 Subjects
Financial and Corporate Operations, and related topics
Accounting Closing and ITR’s
Analysis of TPR’s
Internal Audit
Risk Management
Social Security and Health – CGPAR
SPE’s – Risks, Investments, Divestitures
Internal Controls and Remediation of Deficiencies
Generation
Independent Auditors

10.	Worksheet for Following Up Demands and Pending Issues
•	Over the period, CAE made 53 (fifty-three) demands to various technical areas and senior management bodies of Eletrobras and its controlled companies.
11.	Description of Activities and Recommendations
•	CAE focused on the monitoring and follow-up of topics pertaining to financial and corporate operations, accounting closing, preparation of yearly and quarterly financial statements, contingencies, and litigation liabilities, Special Purpose Entities – SPE’s, internal audit, ombudsman’s office, and investigation of complaints, risk management, internal controls, information security, compliance and corporate integrity, review of policies and standards, preparation of strategic plan (PDNG), and it operated on a number of fronts which were relevant to the Company as long as risk is concerned.
•	Below are the Committee’s main activities over the period:

i.	It followed up, discussed, and expressed an opinion on quarterly information, and consolidated financial statements – accounting year 2021 (1ITR, 2ITR, 3ITR and Financials).
ii.	Compulsory Loans and Court Contingencies

It performed periodical follow-up on the management of litigation liabilities, focusing on compulsory and labor loans, and improvement of internal controls.

It requested Eletrobras’ Governance, Risks and Compliance Department – DC to engage independent external experts to carry out due diligence as concerns Eletrobras’ compulsory loan litigation liabilities, and the controlled companies’ litigation liabilities. The conclusions and proposals for adjustments in the accounting records and internal controls maintained by the legal departments were appraised and incorporated by the management of Eletrobras and its controlled companies.

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Summary Annual Report – March 2021 to March 2022 Statutory Audit and Risk Committee of Eletrobras companies

iii.	It reviewed financial and corporate operations of Eletrobras companies.
iv.	It reviewed the grant of intragroup loans and guarantees to controlled companies and affiliates.
v.	Independent Auditors.

It held periodic meetings with the independent auditors, focusing on the annual work plan, implementation schedule, quarterly and annual financial statements, as well as monitoring of deficiencies pointed out in internal controls, from the perspective of the Sarbanes-Oxley Act (SOx).

It assessed the services provided by the independent auditors for the Eletrobras Group in regard to the accounting year ended December 31, 2020, and discussed the results with these professionals.

vi. It followed up and issued qualitative recommendations on the tax optimization project.

vii.	It reviewed the Management Report and Management Proposal for the 61st ASM.
viii.	It monitored risk factors pertaining to internal controls (SOx).
ix.	It followed up the main risks associated with the largest projects – generation, transmission, and SPEs’ segments.
x.	It recommended the reformulation of the process for monitoring and analysis of investment efforts.
xi.	It performed detailed physical and financial monitoring of corporate works and projects.
xii.	It monitored the internal audit’s works and reports.
xiii.	It reviewed the 2021 RAINTs – Annual Internal Audit Reports of the Eletrobras companies.
xiv.	It reviewed the 2022 PAINTs – Annual Internal Audit Plans of the Eletrobras companies.
xv.	It followed up the application of deflator of RVA and PLR owing to failure to comply with Internal Audit’s recommendations
xvi.	It participated in the selection process of Internal Auditor and General Ombudsman – Eletrobras.
xvii.	It participated in the reinstatement and in the selection process of Internal Auditor and General Ombudsman – controlled companies.
xviii.	It followed up the works and reports of the Ombudsman’s Office and Whistleblowing Channel, including a report from the Ethics Committee.
xix.	It followed up the works and reports of the management, along with complaints’ investigation.
xx.	It followed up the process of return to private sector of Eletrobras.
xxi.	It monitored the works and reports of the risk management division.
xxii.	It improved the governance on the supply of evidence for matters before CAE.
xxiii.	It monitored dam safety issues and revised its Policy.
xxiv.	It followed up periodic reports and works on corporate integrity.
xxv.	It followed up periodic reports and works on information security.
xxvi.	It expressed its opinion on Fixed Assets in Progress – AIC of the former distribution companies that are “refundable.”
xxvii.	It followed up the review of the Policy and Analysis of Transactions with Related Parties – TPRs.

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Summary Annual Report – March 2021 to March 2022 Statutory Audit and Risk Committee of Eletrobras companies

xxviii.	It followed up topics related to pension funds and health plans of Eletrobras companies – CGPAR Resolutions numbers 09, 22 and 23.
xxix.	It acknowledged awareness of procurements involving the “Big Four” auditing firms (EY, Deloitte, KPMG, and PwC),” as recommended by Eletrobras’ CA.
xxx.	It followed up business and investment opportunities.
xxxi.	It reviewed the Business and Management Steering Plan – PDNG 22-26 and the Results of 2020-2024 PDNG.
xxxii.	It expressed its opinion on the Reprogramming of the Global Expenditure Program – PDG 2021, PDG 2022 Programming, and PDG 2022 Reprogramming.
xxxiii.	It followed up and expressed its opinion on relevant topics involving Angra 3 – Eletronuclear.
xxxiv.	It followed up the corporate risk status of fuel unavailability – Angra 1 and 2 – Eletronuclear.
xxxv.	It followed up on topics pertaining to energy trading.
xxxvi.	It followed up regulatory issued and demands and notices of violation of ANEEL (regulatory agent) – generation and transmission segments;
xxxvii.	It followed up the production and expressed its opinion on Form 20-F and Reference Form – accounting year 2020.
xxxviii.	It expressed its opinion on Eletrobras’ Annual Report – accounting year 2020.
xxxix.	It expressed its opinion on the Annual Letter of Public Policy and Governance of Eletrobras – accounting year 2020.
xl.	It expressed its opinion on Profit/Result Sharing – PLR and Annual Variable Compensation – RVA.
xli.	It worked on issues pertaining to the governance of the CAE itself.
xlii.	It validated goals and assessed the skills of managers connected to Eletrobras’ Board of Directors.
xliii.	It worked in a unified manner before controlled companies.

It held 2 (two) specific meetings, in accounting year 2021, with each controlled company, including members of the Board of Directors, Departments, Fiscal Boards, and Technical Support Units of each Company.

12.          Monitoring of the Works of Quarterly Information – 1ITR, 2ITR and 3ITR – accounting year ended December 31, 2021

The Committee received periodic reports on the progress of the finalization of the individual and consolidated quarterly and annual financial statements, with a view to equalizing the information and facilitating the due interface between CAE and the company’s management, mainly regarding the flow of information and response to clarifications relative to the accounting closing process, including meetings with the independent auditors, and a meeting with the Fiscal Board.

The Committee followed up, on a pari passu basis, the subject that concerns the respective quarterly accounting closings of Eletrobras’ 1ITR, 2ITR, and 3ITR for 2021, having: (a) made suggestions for improvement in the Explanatory Notes; (b) found positive developments in the closing process as a result of the Committee’s performance; (c) authorized the publication of Eletrobras’ Interim Financial Statements (1ITR, 2ITR, and 3ITR), for the periods ended March 31, June 30 and September 30, 2021, under the terms approved by the Executive Board.

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Summary Annual Report – March 2021 to March 2022 Statutory Audit and Risk Committee of Eletrobras companies

13.          Committee's Opinion on Financial Statements – accounting year ended December 31, 2021

The Committee followed up, on a pari passu basis, the works and main critical points relative to the closing of individual and consolidated annual financial statements for the accounting year 2021, including meetings with independent auditors and a meeting with the Fiscal Board of Eletrobras.

On March 18, 2021, the Committee met for the final review of the Financial Statements and the Management’s Annual Report on the accounting year ended December 31, 2021.

13.1	Conclusion of Opinion Statement

The members of the CAE, in the exercise of their duties and in compliance with item 5.1, vii of the Internal Regulations of the Committee, in the light of the support material made available and the proposal approved by the Executive Board of Eletrobras, proceeded to the final examination and analysis , of the annual individual and consolidated financial statements of Eletrobras, accompanied by the draft report of the independent auditors, for the fiscal year ended on December 31, 2021, with a view to advising the Board of Directors of Eletrobras regarding the approval of its financial statements.

Considering all the analyses, studies and debates carried out during the meetings and the monitoring and supervision work carried out by the CAE regarding the closing of the financial statements, including the information provided by the Company's management and its independent auditors, the Audit Committee and Statutory Risks of the Eletrobras companies judged that all material facts are adequately disclosed in the audited financial statements related to 12.31.2021, which is why, unanimously, it recommended the approval of their disclosure by the Board of Directors of Eletrobras.

Rio de Janeiro, March 18, 2022.

JERÔNIMO ANTUNES	DANIEL ALVES FERREIRA
Director and Coordinator	Director

FELIPE VILLELA DIAS	LUIS HENRIQUE BASSI ALMEIDA
Director	External Member

LUIZ CARLOS NANNINI
External Member

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.